Filed Pursuant to Rule 424(b)(2)
Registration No. 333-182394

Calculation of Registration Fee

Title of Each Class of Securities Offered	Aggregate Offering Price(1)	Amount of Registration Fee(2)
7.125% Senior Notes due 2024	U.S.$232,479,359	U.S.$27,014.10

(1)	The U.S. dollar equivalent of the aggregate offering price of the notes has been calculated using the exchange rate for March 4, 2014 of Ps.15.0551 = US$1.00, as reported by Bloomberg.

(2)	The registration fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 27, 2012)

América Móvil, S.A.B. de C.V.

Ps.3,500,000,000

7.125% Senior Notes due 2024

We are offering Ps.3,500,000,000 aggregate principal amount of our 7.125% senior notes due 2024 (the “notes”). The notes will be part of the same series as, and will be fungible with, Ps.7,500,000,000 aggregate principal amount of our 7.125% senior notes due 2024 that we issued on June 9, 2014 (the “original notes”).

We will pay interest on the notes on June 9 and December 9 of each year, beginning on June 9, 2015. The notes will mature on December 9, 2024.

The notes will rank equally in right of payment with all of our other unsecured and unsubordinated debt obligations from time to time outstanding. The notes will not be guaranteed by any of our subsidiaries.

In the event of certain changes in the applicable rate of Mexican withholding taxes on interest, we may redeem the outstanding notes, in whole but not in part, at a price equal to 100% of their principal amount plus accrued interest thereon to the redemption date.

The notes are concurrently being offered in Mexico pursuant to a prospectus approved by the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or “CNBV”). The notes will be registered with the Registro Nacional de Valores (the “Mexican National Securities Registry”) maintained by the CNBV.

The original notes are listed, and we will apply to list the notes, on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market. The original notes are listed, and the notes will be listed, on the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “Mexican Stock Exchange”).

Investing in the notes involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement and page 5 of the accompanying prospectus.

	Price to Public(1)	Underwriting Discount	Price to Underwriters	Proceeds to América Móvil(1)
7.125% Senior Notes due 2024	99.481%	0.250%	99.231%	Ps. 3,473,085,000

(1)	Plus accrued interest from December 9, 2014. The total amount of accrued interest payable by purchasers of the notes on March 11, 2015 will be Ps.63,729,166.

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE SOLELY OUR RESPONSIBILITY AND HAVE NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV. THE TERMS AND CONDITIONS OF THIS OFFER WILL BE NOTIFIED TO THE CNBV FOR INFORMATION PURPOSES ONLY AND SUCH NOTICE WILL NOT CONSTITUTE A CERTIFICATION AS TO THE INVESTMENT VALUE OF THE NOTES OR OUR SOLVENCY. THE REGISTRATION OF THE NOTES WITH THE MEXICAN NATIONAL SECURITIES REGISTRY DOES NOT IMPLY ANY CERTIFICATION AS TO THE INVESTMENT VALUE OF THE NOTES, OUR SOLVENCY OR THE ACCURACY OF THE INFORMATION CONTAINED HEREIN, AND DOES NOT VALIDATE ANY ACT DONE IN VIOLATION OF APPLICABLE LAWS.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the notes will be made in book-entry form through the facilities of Clearstream Banking, société anonyme (“Clearstream”), and Euroclear Bank S.A./N.V. (“Euroclear”), for the accounts of their direct and indirect participants, including S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., on or about March 11, 2015.

Joint Book-Running Managers

BBVA	Citigroup	Credit Suisse	Deutsche Bank Securities	HSBC	Morgan Stanley

The date of this prospectus supplement is March 4, 2015

PROSPECTUS SUPPLEMENT

PROSPECTUS

We are responsible for the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. Neither we nor any of the underwriters has authorized any person to give you any other information, and neither we nor any of the underwriters takes any responsibility for any other information that others may give you. This document may only be used where it is legal to sell the notes. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of the notes in any jurisdiction where the offer is not permitted.

i

IMPORTANT CURRENCY INFORMATION

You are required to pay for the purchase of the notes in Mexican pesos. The underwriters may, in their discretion and upon your request, arrange for the conversion of your payment in U.S. dollars or another currency into Mexican pesos in order to facilitate the purchase of the notes. All conversions will be made by the underwriters at the applicable exchange rate quoted by them in their absolute discretion and on the terms that they may from time to time establish in accordance with their regular foreign exchange practice. You will be responsible for paying all commissions and fees for any currency conversion related to the purchase of the notes.

We will make all payments on the notes, including payments of interest and the payment of principal at maturity, in Mexican pesos. Consequently, investors with accounts that cannot accept payments on the notes in Mexican pesos must determine how to convert these payments into U.S. dollars or another currency. Your financial institution may automatically convert payments from Mexican pesos into U.S. dollars or another currency if you do not arrange for account facilities denominated in Mexican pesos. You will be responsible for paying all commissions and fees for any currency conversion related to any payment on the notes.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail in this prospectus supplement or the accompanying prospectus, including the documents incorporated by reference. You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein before making an investment decision.

América Móvil

We provide telecommunications services in 25 countries. We are the largest provider of wireless communications services in Latin America based on number of subscribers, with the largest market share in Mexico and the third-largest in Brazil, in each case based on the number of subscribers. We also have major fixed-line or Pay TV operations in Mexico, Brazil, Colombia and 16 other countries.

Summary of the Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of the terms and conditions of the notes, see “Description of Notes” in this prospectus supplement and “Description of MXN Notes” in the accompanying prospectus.

Issuer	América Móvil, S.A.B. de C.V.

Notes Offered	Ps.3,500,000,000 aggregate principal amount of 7.125% Senior Notes due 2024. The notes will be part of the same series as, and will be fungible with, Ps.7,500,000,000 aggregate principal amount of our 7.125% senior notes due 2024 that we issued on June 9, 2014. The aggregate principal amount of the original notes and the notes offered hereby will be Ps.11,000,000,000.

Price to Public	99.481% of principal amount, plus accrued interest from December 9, 2014 to the Issue Date (totaling Ps.63,729,166).

Issue Date	The notes will be issued on March 11, 2015.

Maturity	The notes will mature on December 9, 2024.

Interest Rate

The notes will bear interest at the rate of 7.125% per year from December 9, 2014 (the most recent interest payment date for the original notes).

Interest Payment Dates	Interest on the notes will be payable on June 9 and December 9 of each year, beginning on June 9, 2015. Purchasers of the notes will be entitled to receive the full amount of the first interest payment on June 9, 2015.

Currency of Payment	All payments of principal of and premium, if any, and interest on the notes will be made in Mexican pesos.

Calculation of Interest	Interest will be computed on the basis of the actual number of days during the relevant interest period and a 360-day year.

Ranking	The notes will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt. The notes will be effectively subordinated to all of our existing and future secured obligations and to all existing and future liabilities of our subsidiaries. All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”). Accordingly, the holders of those outstanding debt securities will have priority over the holders of the notes with respect to claims to the assets of Telcel. The notes do not restrict our ability or the ability of our subsidiaries to incur additional indebtedness in the future.

As of December 31, 2014, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness of (a) approximately Ps.477.2 billion (U.S.$32.4 billion) excluding guarantees of our subsidiaries’ indebtedness and (b) approximately Ps.491.0 billion (U.S.$33.4 billion) including guarantees of our subsidiaries’ indebtedness. As of December 31, 2014, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.119.1 billion (U.S.$8.1 billion).

Use of Proceeds	We intend to use the net proceeds from the sale of the notes for general corporate purposes. See “Use of Proceeds” in this prospectus supplement.

Further Issuances	We may, from time to time without the consent of holders of either the notes or the original notes, issue additional notes on the same terms and conditions as the notes and the original notes (except for issue date, issue price and the date from which interest will accrue and, if applicable, the date on which interest will first be paid), which additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the notes and the original notes.

Payment of Additional Interest	If you are not a resident of Mexico for tax purposes, payments of interest on the notes to you will generally be subject to Mexican withholding tax at a rate of 4.9%. See “Taxation—Mexican Tax Considerations” in the accompanying prospectus. We will pay additional interest in respect of those payments of interest so that the amount you receive after Mexican withholding tax is paid equals the amount that you would have received if no such Mexican withholding tax had been applicable, subject to some exceptions as described under “Description of Notes—Payment of Additional Interest” in this prospectus supplement and “Description of MXN Notes—Payment of Additional Interest” in the accompanying prospectus.

Tax Redemption	If, due to changes in Mexican laws relating to Mexican withholding taxes, we are obligated to pay additional interest on the notes in excess of the additional interest attributable to a Mexican withholding tax rate of 4.9%, we may redeem the outstanding notes, in whole but not in part, at any time, at a price equal to 100% of their principal amount plus accrued interest thereon to the redemption date.

Listings	The original notes are listed, and we will apply to list the notes, on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market. The original notes are listed, and the notes will be listed, on the Mexican Stock Exchange. However, we will not be required to maintain such listings.

ISIN and Common Code	The ISIN for the notes is XS1075314911 (the same ISIN as the original notes). The Common Code for the notes is 107531491 (the same Common Code as the original notes).

Form and Denomination	The notes will be issued only in registered form without coupons and in minimum denominations of Ps.2,000,000 and integral multiples of Ps.10,000 in excess thereof.

Except in limited circumstances, the notes will be issued in the form of global notes. See “Form of MXN Notes, Clearing and Settlement” in the accompanying prospectus. Beneficial interests in the global notes will be shown on, and transfers of beneficial interests in the global notes will be made only through, records maintained by Clearstream and Euroclear.

Trustee, Security Registrar, Paying Agent and Transfer Agent	The Bank of New York Mellon.

London Paying Agent	The Bank of New York Mellon, London Branch.

Luxembourg Paying Agent and Transfer Agent	The Bank of New York Mellon (Luxembourg) S.A.

Luxembourg Listing Agent	The Bank of New York Mellon (Luxembourg) S.A.

Governing Law	The indenture, the supplemental indenture, the additional notes supplement relating to the notes and the notes will be governed by the laws of the State of New York.

Risk Factors	Before making an investment decision, prospective purchasers of the notes should consider carefully all of the information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including, in particular, the information under “Risk Factors” in this prospectus supplement, the accompanying prospectus and under “Item 3—Risk Factors” in the 2013 Form 20-F (as defined herein), incorporated by reference herein.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus supplement incorporates by reference our audited consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, which are included in the 2013 Form 20-F (as defined herein), and our unaudited interim financial data as of September 30, 2014 and for the three and nine months ended September 30, 2013 and 2014, which are included in our report on Form 6-K filed with the SEC on March 4, 2015. See “Incorporation of Certain Documents by Reference” in this prospectus supplement.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as of December 31, 2013. Our audited consolidated financial statements are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been translated to Mexican pesos. Note 2(b)(iii) to our audited consolidated financial statements describes how we translate the financial statements of our non-Mexican subsidiaries.

Our consolidated financial statements as of and for the year ended December 31, 2014 are not yet complete or available, and the independent audit of those financial statements has not yet been completed. This prospectus supplement includes certain preliminary financial information as of and for the year ended December 31, 2014, but that information is subject to change as we complete our financial closing procedures and prepare our consolidated financial statements for publication, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this prospectus supplement, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2014, or on our internal control over financial reporting as of December 31, 2014. Our audited consolidated financial statements for 2014 may differ materially from this preliminary information and will also include notes providing extensive additional disclosures.

References herein to “Mexican pesos” or “Ps.” are to the lawful currency of Mexico. References herein to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States.

This prospectus supplement contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps.14.7348 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2014, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación, or the “Official Gazette”). For historical information regarding the U.S. dollar/Mexican peso exchange rate, see “Exchange Rates” in our report on Form 6-K filed with the SEC on March 4, 2015.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus supplement incorporates important information about us that is not included in or delivered with this prospectus supplement. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 30, 2014 (SEC File No. 001-16269) (the “2013 Form 20-F”);

•	our report on Form 6-K, filed with the SEC on March 4, 2015 (SEC File No. 001-16269), containing our unaudited interim condensed consolidated financial statements as of September 30, 2014 and for the three and nine months ended September 30, 2013 and 2014;

•	our report on Form 6-K, filed with the SEC on March 4, 2015 (SEC File No. 001-16269), containing a discussion of our results of operations for the years ended December 31, 2013 and 2014 and our financial position as of December 31, 2014;

•	any future annual reports on Form 20-F filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of the offering of the notes; and

•	any future reports on Form 6-K that we file with, or furnish to, the SEC after the date of this prospectus supplement and prior to the termination of the offering of the notes offered by this prospectus supplement that are identified in such reports as being incorporated by reference in our Registration Statement on Form F-3 (SEC File No. 333-182394).

Any statement contained in any of the foregoing documents shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus supplement and that has not been delivered with this prospectus supplement, at no cost, by writing or telephoning us at Lago Zurich 245, Edificio Telcel, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

RISK FACTORS

You should refer to the risk factors discussed under “Risk Factors” in the accompanying prospectus and “Item 3—Risk Factors” in the 2013 Form 20-F, incorporated by reference in this prospectus supplement.

Risks Relating to Our Preliminary 2014 Financial Information

Our consolidated financial statements for the year ended December 31, 2014 have not yet been completed or audited and, accordingly, the preliminary 2014 financial information included in this prospectus supplement is subject to change

Our consolidated financial statements as of and for the year ended December 31, 2014 are not yet complete or available, and the independent audit of those financial statements has not yet been completed. This prospectus supplement includes certain preliminary financial information as of and for the year ended December 31, 2014, but that information is subject to change as we complete our financial closing procedures and prepare our consolidated financial statements for publication, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this prospectus supplement, our independent registered public accounting firm has expressed no opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2014, or on our internal control over financial reporting as of December 31, 2014. Our audited financial statements for such period may differ materially from this preliminary information and will also include notes providing extensive additional disclosures.

For a discussion of our results of operations for the years ended December 31, 2014 and 2013 and our financial condition as of December 31, 2014, see our report on Form 6-K, filed with the SEC on March 4, 2015, incorporated by reference herein.

USE OF PROCEEDS

The net proceeds from the sale of the notes, after payment of underwriting discounts and transaction expenses, are expected to be approximately Ps.3,467,815,715 (or approximately U.S.$230,341,592 calculated using the exchange rate of Ps.15.0551 to U.S.$1.00 as of March 4, 2015). We intend to use the net proceeds from the sale of the notes for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2014 and as adjusted to reflect the issuance and sale of the notes, but not the application of the net proceeds of the offering.

U.S. dollar amounts in the table are presented solely for your convenience using the exchange rate of Ps.14.7348 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2014, for the settlement of obligations in foreign currencies.

	As of December 31, 2014
	Actual			As Adjusted
	(millions of Mexican pesos)	(millions of U.S. dollars)		(millions of Mexican pesos)	(millions of U.S. dollars)
	(unaudited)
Debt:
Denominated in U.S. dollars:
Bank loans	Ps. 14,707	U.S.$	999	Ps. 14,707	U.S.$	999
5.750% Notes due 2015	10,482		712	10,482		712
3.625% Senior Notes due 2015	10,891		740	10,891		740
5.500% Senior Notes due 2015	8,166		555	8,166		555
2.375% Senior Notes due 2016	29,201		1,984	29,201		1,984
Floating Rate Senior Notes due 2016	11,038		750	11,038		750
5.625% Notes due 2017	8,582		583	8,582		583
5.000% Senior Notes due 2019	11,039		750	11,039		750
5.500% Senior Notes due 2019	5,554		378	5,554		378
5.000% Senior Notes due 2020	31,273		2,125	31,273		2,125
7.500% Senior Notes due 2020	5,151		350	5,151		350
3.125% Senior Notes due 2022	23,549		1,600	23,549		1,600
6.375% Notes due 2035	14,443		981	14,443		981
6.125% Notes due 2037	5,434		369	5,434		369
6.125% Senior Notes due 2040	29,436		2,000	29,436		2,000
4.375% Senior Notes due 2042	16,926		1,150	16,926		1,150

Total	235,872		16,026	235,872		16,026
Denominated in Mexican pesos:
Bank loans	310		21	310		21
Domestic senior notes (certificados bursátiles)	27,429		1,864	27,429		1,864
8.75% Senior Notes due 2016	4,500		306	4,500		306
9.00% Senior Notes due 2016	5,000		340	5,000		340
6.000% Senior Notes due 2019	10,000		679	10,000		679
6.45% Senior Notes due 2022	22,500		1,529	22,500		1,529
7.125% Senior Notes due 2024	7,500		509	7,500		509
7.125% Senior Notes due 2024 offered hereby	—		—	3,500		238
8.46% Senior Notes due 2036	7,872		535	7,872		535

Total	Ps. 85,111	U.S.$	5,783	Ps. 88,611	U.S.$	6,021

(Table continued on next page)

	As of December 31, 2014
	Actual			As Adjusted
	(millions of Mexican pesos)	(millions of U.S. dollars)		(millions of Mexican pesos)	(millions of U.S. dollars)
	(unaudited)
Denominated in euro:
Bank loans	Ps. 10,731	U.S.$	730	Ps. 10,731	U.S.$	730
6.375% Senior Notes due 2016	13,355		907	13,355		907
3.75% Senior Notes due 2017	17,806		1,210	17,806		1,210
4.25% Senior Notes due 2017	8,903		605	8,903		605
1.00% Senior Notes due 2018	10,684		726	10,684		726
4.125% Senior Notes due 2019	17,806		1,210	17,806		1,210
3.00 % Senior Notes due 2021	17,806		1,210	17,806		1,210
3.125% Senior Notes due 2021	13,354		907	13,354		907
4.75% Senior Notes due 2022	13,354		907	13,354		907
4.00% Senior Notes due 2022	13,354		907	13,354		907
3.259% Senior Notes due 2023	13,354		907	13,354		907
3.50% Senior Notes due 2023	5,342		363	5,342		363
Euro NC5 (Euro Series A) Capital Securities due 2073	16,025		1,089	16,025		1,089
Euro NC10 (Euro Series B) Capital Securities due 2073	9,793		665	9,793		665

Total	181,667		12,343	181,667		12,343
Denominated in pounds sterling:
5.00% Senior Notes due 2026	11,463		779	11,463		779
5.75% Senior Notes due 2030	14,902		1,013	14,902		1,013
4.948% Senior Notes due 2033	6,878		467	6,878		467
4.375% Senior Notes due 2041	17,195		1,168	17,195		1,168
GBP NC7 Capital Securities due 2073	12,609		857	12,609		857

Total	63,047		4,284	63,047		4,284
Denominated in Swiss francs:
2.25% Senior Notes due 2015	3,404		231	3,404		231
2.00% Senior Notes due 2017	3,997		272	3,997		272
1.13% Senior Notes due 2018	8,141		553	8,141		553

Total	15,542		1,056	15,542		1,056
Denominated in Japanese yen:
1.53% Senior Notes due 2016	627		43	627		43
2.95% Senior Notes due 2039	1,597		108	1,597		108

Total	2,224		151	2,224		151
Denominated in Colombian pesos	2,769		188	2,769		188
Denominated in Brazilian reais	4,436		301	4,436		301
Denominated in other currencies	5,723		389	5,723		389

Total debt	596,391		40,521	599,891		40,759
Less short-term debt and current portion of long-term debt	57,324		3,895	57,324		3,895

Total long-term debt	Ps. 539,067	U.S.$	36,626	Ps.542,567	U.S.$	36,864

	As of December 31, 2014
	Actual			As Adjusted
	(millions of Mexican pesos)	(millions of U.S. dollars)		(millions of Mexican pesos)	(millions of U.S. dollars)
	(unaudited)
Equity:
Capital stock	96,383		6,548	96,383		6,548
Total retained earnings	192,110		13,053	192,110		13,053
Other comprehensive income (loss) items	(99,229)		(6,742)	(99,229)		(6,742)
Non-controlling interest	50,476		3,430	50,476		3,430
Total equity	239,740		16,289	239,740		16,289

Total capitalization (total long-term debt plus equity)	Ps. 778,807	U.S.$	52,915	Ps. 782,307	U.S.$	53,153

As of December 31, 2014, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated indebtedness of (a) approximately Ps.477.2 billion (U.S.$32.4 billion) excluding guarantees of our subsidiaries’ indebtedness and (b) approximately Ps.491.0 billion (U.S.$33.4 billion) including guarantees of our subsidiaries’ indebtedness. As of December 31, 2014, our subsidiaries had indebtedness (excluding guarantees of indebtedness of us and our other subsidiaries) of approximately Ps.119.1 billion (U.S.$8.1 billion).

DESCRIPTION OF NOTES

The following description of the specific terms and conditions of the notes supplements the description of the general terms and conditions set forth under “Description of MXN Notes” in the accompanying prospectus. It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making an investment in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms and conditions of the notes described in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

In this section of this prospectus supplement, references to “we,” “us” and “our” are to América Móvil, S.A.B. de C.V. only and do not include our subsidiaries or affiliates. References to “holders” mean those who have notes registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes issued in book-entry form through Clearstream and Euroclear, or in notes registered in street name. Owners of beneficial interests in the notes should refer to “Form of MXN Notes, Clearing and Settlement” in the accompanying prospectus.

General

Base Indenture and Supplemental Indenture

The notes will be issued under a base indenture, dated as of June 28, 2012, and under a supplemental indenture dated June 9, 2014, as supplemented by an additional notes supplement. References to the “indenture” are to the base indenture as supplemented by the supplemental indenture and the additional notes supplement in respect of the notes. The indenture is an agreement among us, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent, The Bank of New York Mellon, London Branch, as London paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and transfer agent.

The notes will be part of the same series as, and will be fungible with, the original notes. The notes will vote together with the original notes as from their issue date.

Principal and Interest

The aggregate principal amount of the notes offered hereby will be Ps.3,500,000,000. The aggregate principal amount of the original notes and the notes offered hereby will be Ps.11,000,000,000.

The notes will mature on December 9, 2024. The notes will bear interest at a rate of 7.125% per year from December 9, 2014 (the most recent interest payment date for the original notes).

Interest on the notes will be payable on June 9 and December 9 of each year, beginning on June 9, 2015, to the holders in whose names the notes are registered at the close of business on the last day on which Clearstream and Euroclear are open for business immediately preceding the related interest payment date. Purchasers of the notes will be entitled to receive the full amount of the first interest payment on June 9, 2015.

We will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. Interest on the notes will be computed on the basis of the actual number of days during the relevant interest period and a 360-day year.

Ranking of the Notes

We are a holding company, and our principal assets are shares that we hold in our subsidiaries. The notes will not be secured by any of our assets or properties. As a result, by owning the notes, you will be one of our unsecured creditors. The notes will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the notes would rank equally in right of payment with all our other unsecured and unsubordinated debt.

The notes will not be guaranteed by any of our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of the notes in claims to assets of our subsidiaries.

All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by Telcel. Accordingly, the holders of those outstanding debt securities will have priority over the holders of the notes with respect to claims to the assets of Telcel.

Form and Denominations

The notes will be issued only in registered form without coupons and in minimum denominations of Ps.2,000,000 and integral multiples of Ps.10,000 in excess thereof.

Except in limited circumstances, the notes will be issued in the form of global notes. See “Form of MXN Notes, Clearing and Settlement” in the accompanying prospectus.

Further Issues

We reserve the right, from time to time without the consent of holders of either the notes or the original notes, to issue additional notes on terms and conditions identical to those of the notes and the original notes (except for issue date, issue price and the date from which interest will accrue and, if applicable, the date on which interest will first be paid), which additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the notes and the original notes.

Payment of Additional Interest

We are required by Mexican law to deduct Mexican withholding taxes from payments of interest to investors who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations” in the accompanying prospectus.

Subject to the limitations and exceptions described in “Description of MXN Notes—Payment of Additional Interest” in the accompanying prospectus, we will pay to holders of the notes all additional interest that may be necessary so that every net payment of interest or principal or premium, if any, to the holder will not be less than the amount provided for in the notes. By net payment, we mean the amount that we or our paying agent will pay the holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed with respect to that payment by a Mexican taxing authority. See “Description of MXN Notes—Payment of Additional Interest” in the accompanying prospectus.

Any references in this prospectus supplement to principal, premium, if any, interest or other amounts payable in respect of the notes by us will be deemed to also refer to any additional interest that may be payable in accordance with the provisions described under “Description of MXN Notes—Payment of Additional Interest” in the accompanying prospectus.

Tax Redemption

We will have the right to redeem the notes upon the occurrence of certain changes in the tax laws of Mexico as a result of which we become obligated to pay additional interest on the notes in respect of withholding taxes at a rate in excess of 4.9%, in which case we may redeem the outstanding notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest thereon to the redemption date. See “Description of MXN Notes—Optional Redemption—Redemption for Taxation Reasons” in the accompanying prospectus.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting our ability to incur liens to secure debt, enter into sale and leaseback transactions, sell shares of capital stock of Telcel, merge or consolidate with other entities and take other specified actions, as well as requiring us to provide certain reports or information to holders of notes. See “Description of MXN Notes—Covenants” and “Description of MXN Notes—Merger, Consolidation or Sale of Assets” in the accompanying prospectus.

Defaults, Remedies and Waiver of Defaults

Holders of the notes will have special rights if an event of default with respect to the notes occurs and is not cured. See “Description of MXN Notes—Defaults, Remedies and Waiver of Defaults” in the accompanying prospectus.

Notices

So long as the notes are represented by a global security deposited with The Bank of New York Mellon, London Branch, as the common depositary (the “Common Depositary”) for Clearstream and Euroclear, notices to be given to holders will be given to Clearstream and Euroclear in accordance with their applicable policies as in effect from time to time. If we issue notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed.

In addition, so long as the notes are listed on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market and it is required by the rules of such exchange, all notices to holders of notes will be published in English:

(1)	in a leading newspaper having a general circulation in Luxembourg (which currently is expected to be Luxemburger Wort); or

(2)	on the website of the Luxembourg Stock Exchange at http://www.bourse.lu.

All notices required by Mexican law or regulation to be given to holders of notes will be given by us in Spanish through the facilities of the Mexican Stock Exchange.

Notices will be deemed to have been given on the date of mailing or of publication as aforesaid or, if published on different dates, on the date of the first such publication. If publication as provided above is not practicable, notices will be given in such other manner, and shall be deemed to have been given on such date, as the trustee may approve.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Our Relationship with the Trustee

The Bank of New York Mellon is initially serving as the trustee for the notes. The Bank of New York Mellon, London Branch is serving as London paying agent and the Common Depositary for Clearstream and Euroclear. The Bank of New York Mellon (Luxembourg) S.A. is serving as Luxembourg paying agent and transfer agent and Luxembourg listing agent. The Bank of New York Mellon and its affiliates may have other business relationships with us from time to time.

SUPPLEMENTAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The information in this section supplements, and should be read together with, the information under “Taxation—U.S. Federal Income Tax Considerations” in the accompanying prospectus. It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement.

Qualified Reopening

For U.S. federal income tax purposes, the notes are expected to be treated as issued in a “qualified reopening” of the original notes. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Under the treatment described in this paragraph, the notes will have the same issue date, the same issue price and the same adjusted issue price as the original notes for U.S. federal income tax purposes. This discussion assumes that the notes offered hereby are issued in a qualified reopening.

Premium

If you are a U.S. holder that purchases notes at a cost greater than the principal amount of those notes, you will be considered to have purchased those notes at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of those notes. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the U.S. Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the notes by the amount of the premium amortized during your holding period. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the notes. Therefore, if you do not elect to amortize premium and you hold the notes to maturity, you generally will be required to treat the premium as capital loss when the notes mature.

Pre-Reopening Accrued Interest

The initial offering price for the notes will include amounts attributable to interest accrued from December 9, 2014, which we call “pre-reopening accrued interest.” Pre-reopening accrued interest will be included in the accrued interest to be paid on the notes on the first interest payment date after the issuance of the notes. In accordance with applicable U.S. Treasury regulations, for U.S. federal income tax purposes, we will treat the notes as having been purchased for a price that does not include any pre-reopening accrued interest. If the notes are so treated, the portion of the first stated interest payment equal to the pre-reopening accrued interest will be treated as a nontaxable return of such pre-reopening accrued interest and, accordingly, will not be taxable as interest on the notes.

SUPPLEMENTAL EUROPEAN UNION TAX CONSIDERATIONS

European Union Savings Directive

Under Council Directive 2003/48/EC on the taxation of savings income (the “Savings Directive”), each member state of the European Union (each a “Member State”) is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or secured by such a person for, an individual beneficial owner resident in, or certain limited types of entity established in, that other Member State. However, for a transitional period, Austria will (unless during such period it elects otherwise) instead operate a withholding system in relation to such payments. The rate of withholding is 35%. However, the beneficial owner of the interest (or similar income) payment may elect that certain provision of information procedures should be applied instead of withholding, provided that certain conditions are met. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-European Union countries to exchange of information procedures relating to interest and other similar income.

A number of non-European Union countries and certain dependent or associated territories of certain Member States have adopted similar measures to the Savings Directive.

The Council of the European Union has adopted a Directive amending the Savings Directive (the “Amending Directive”) which, when implemented, will broaden the Savings Directive’s scope. The Member States will have until January 1, 2016 to adopt national legislation necessary to comply with the Amending Directive, which legislation must apply from January 1, 2017. The changes made under the Amending Directive include extending the scope of the Savings Directive to payments made to, or secured for, certain other entities and legal arrangements (including certain trusts and partnerships), where certain conditions are satisfied. They also broaden the definition of “interest payment” to cover certain additional types of income.

The Savings Directive may, however, be repealed in due course in order to avoid overlap with the amended Council Directive 2011/16/EU on administrative cooperation in the field of taxation, pursuant to which Member States will be required to apply other new measures on mandatory automatic exchange of information from January 1, 2016.

Investors who are in any doubt as to their position should consult their professional advisers.

If a payment under a note were to be made by a person in a Member State or another country or territory which has opted for a withholding system and an amount of, or in respect of, tax were to be withheld from that payment pursuant to the Savings Directive or any other directive implementing the conclusions of the ECOFIN Council meetings of November 26 and 27, 2000, December 13, 2001, and January 21, 2003, or any law or agreement implementing or complying with, or introduced in order to conform to, such a directive, neither we nor any other person would be obliged to pay additional amounts under the terms of such note as a result of the imposition of such withholding tax. Holders should consult their tax advisors regarding the implications of the Savings Directive in their particular circumstances.

The Proposed Financial Transactions Tax (“FTT”)

The European Commission has published a proposal (the “Commission’s Proposal”) for a Directive for a common FTT in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain (the “participating Member States”).

The Commission’s Proposal has very broad scope and could, if introduced in its current form, apply to certain dealings in the notes (including secondary market transactions) in certain circumstances.

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the notes where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

The FTT remains subject to negotiation between the participating Member States and the legality of the proposal is uncertain. It may therefore be altered prior to any implementation. Additional European Union Member States may decide to participate and/or certain of the participating Member States may decide to withdraw.

In May 2014, a joint statement by ministers of the participating Member States (excluding Slovenia) proposed “progressive implementation” of the FTT, with the initial form applying the tax only to transactions in shares and some derivatives. On January 27, 2015, a further joint statement by ministers of the participating Member States (excluding Greece) was released, confirming their decision that the FTT should be based on the principle of the widest possible base and low rates while taking full consideration of the impacts on the real economy and risk of relocation of the financial sector. The statement also reiterated a willingness to create the conditions necessary to implement the FTT on January 1, 2016.

Prospective holders of the notes are advised to seek their own professional advice in relation to the FTT.

United Kingdom Provision of Information Requirements

The comments below are of a general nature and are based on current United Kingdom (“UK”) tax law as applied in England and Wales and published practice of HM Revenue & Customs (“HMRC”), the UK tax authorities. Such law may be repealed, revoked or modified and such practice may not bind HMRC and/or may change (in each case, possibly with retrospective effect), resulting in UK tax consequences different from those discussed below. The comments below deal only with UK rules relating to information that may need to be provided to HMRC in connection with the notes. They do not deal with any other UK tax consequences of acquiring, owning or disposing of the notes. Each prospective investor should seek advice based on its particular circumstances from an independent tax adviser.

HMRC has powers to obtain information relating to securities in certain circumstances. This may include details of the beneficial owners of the notes (or the persons for whom the notes are held), details of the persons to whom payments derived from the notes are or may be paid and information and documents in connection with transactions relating to the notes. Information may be required to be provided by, amongst others, the holders of the notes, persons by or through whom payments derived from the notes are made or credited or who receive such payments (or who would be entitled to receive such payments if they were made), persons who effect or are a party to transactions relating to the notes on behalf of others and certain registrars or administrators. In certain circumstances, the information obtained by HMRC may be exchanged with tax authorities in other countries.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, severally and not jointly, the principal amounts of notes set forth below.

Underwriter	Principal Amount of Notes
BBVA Securities Inc.	Ps. 583,340,000
Citigroup Global Markets Inc.	583,340,000
Credit Suisse Securities (USA) LLC	583,330,000
Deutsche Bank Securities Inc.	583,330,000
HSBC Securities (USA) Inc.	583,330,000
Morgan Stanley & Co. LLC	583,330,000

Total	Ps. 3,500,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes are subject to approval of legal matters by counsel and to other conditions. The underwriting agreement provides that the underwriters are obligated to purchase all of the notes, if any are purchased.

The underwriters propose to offer the notes at the price to public set forth on the cover page of this prospectus supplement. The underwriters may also offer the notes to securities dealers at that price less a customary selling concession. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms. The underwriters may offer and sell the notes through certain of their affiliates.

We estimate that our out-of-pocket expenses for this offering will be approximately U.S.$350,000.

The notes are a new issue of securities with no established trading market. The original notes are listed, and we will apply to list the notes, on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market. The original notes are listed, and the notes will be listed, on the Mexican Stock Exchange. However, we will not be required to maintain such listings.

We have selected the underwriters named above to act as underwriters for this offering and for future offerings of our Mexican peso-denominated notes. We anticipate that each of the underwriters will make a secondary market for these notes and, in connection therewith, will post bid and offer price quotations. If any underwriter does not make a market in these notes to our reasonable satisfaction, we currently do not intend to engage that underwriter for future offerings of our Mexican peso-denominated notes.

Each underwriter will engage in any market-making activities with respect to these Mexican peso-denominated notes independently from us, either as principal for its own account or as agent for the account of its clients. We plan to request reports or information from the underwriters regarding their respective market-making activities with respect to these notes. An underwriter may discontinue market-making activities with respect to these notes at any time. Although we can provide no assurances concerning the actual future trading market, we believe that the market-making activities will contribute to the liquidity of the trading market for these notes.

We have agreed to indemnify the underwriters against liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in that respect.

Stabilization and Short Positions

In connection with the offering of the notes, the underwriters may, subject to applicable law, engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Selling Restrictions

The notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

European Economic Area

The underwriters have represented, warranted and agreed that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative or representatives nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; “Prospectus Directive” means European Council Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive) and includes any relevant implementing measure in the Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(1)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(2)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Mexico

The notes are concurrently being offered in Mexico pursuant to a prospectus approved by the CNBV. The notes will be registered with the Mexican National Securities Registry maintained by the CNBV.

Peru

The notes and the information contained in this prospectus supplement have not been and will not be registered with or approved by the Peruvian Capital Markets Superintendency (Superintendencia del Mercado de Valores) or the Lima Stock Exchange. Accordingly, the notes cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru. The Peruvian securities market law establishes, among others, that any particular offer may qualify as private if it is directed exclusively to institutional investors.

Chile

Neither the issuer nor the notes are registered in the Securities Registry (Registro de Valores) or the Foreign Securities Registry (Registro de Valores Extranjeros) of the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros de Chile) (“SVS”), or subject to the control and supervision of the SVS. The notes may not be offered or sold in Chile, directly or indirectly, by means of a “Public Offer” (as defined under Chilean Securities Law (Law No 18,045 and regulations from the SVS of the Republic of Chile)), and may only be offered and sold to a limited number of purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores). Chilean institutional investors (such as banks, pension funds and insurance companies) are required to comply with specific restrictions relating to the purchase of the notes.

T+5 Settlement

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding U.S. business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Other Matters

The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory and other transactions and matters in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of our company or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates may routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold or recommend to clients that they acquire, long or short positions in such securities and instruments.

VALIDITY OF NOTES

The validity of the notes offered and sold in this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, our United States counsel, and for the underwriters by Simpson Thacher & Bartlett LLP, United States counsel to the underwriters. Certain matters of Mexican law relating to the notes will be passed upon for us by Bufete Robles Miaja, S.C., our Mexican counsel, and for the underwriters by Greenberg Traurig, S.C., Mexican counsel to the underwriters.

EXPERTS

Our consolidated financial statements appearing in the 2013 Form 20-F, and the effectiveness of our internal control over financial reporting as of December 31, 2013, have been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

América Móvil, S.A.B. de C.V.

Debt Securities

Denominated and Payable in Mexican Pesos

We may from time to time offer debt securities denominated and payable in Mexican pesos (the “MXN notes”) pursuant to this prospectus. This prospectus describes some of the general terms that may apply to the MXN notes and the general manner in which they may be offered. The specific terms of each series of MXN notes will be described in a prospectus supplement to this prospectus.

We may also concurrently offer MXN notes in Mexico pursuant to a prospectus that will be subject to approval by the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or “CNBV”). The MXN notes will be registered with the Registro Nacional de Valores (the “Mexican National Securities Registry”) maintained by the CNBV.

Unless we provide otherwise in the applicable prospectus supplement, the MXN notes will have the following general terms:

•	The MXN notes will be our unsecured and unsubordinated obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated debt.

•	The MXN notes will bear interest at a fixed or floating rate. If the MXN notes bear interest at a floating rate, the floating interest rate formula will be based on one or more base rates plus or minus a fixed amount or multiplied by a specified percentage.

•	We will pay all amounts due on the MXN notes in Mexican pesos.

Investment in the MXN notes involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS SOLELY OUR RESPONSIBILITY AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV. THE TERMS AND CONDITIONS OF ANY OFFER OF MXN NOTES OUTSIDE OF MEXICO WILL BE NOTIFIED TO THE CNBV FOR INFORMATION PURPOSES ONLY AND SUCH NOTICE WILL NOT CONSTITUTE A CERTIFICATION AS TO THE INVESTMENT VALUE OF THE MXN NOTES OR OUR SOLVENCY. THE REGISTRATION OF THE MXN NOTES WITH THE MEXICAN NATIONAL SECURITIES REGISTRY DOES NOT IMPLY ANY CERTIFICATION AS TO THE INVESTMENT VALUE OF THE MXN NOTES, OUR SOLVENCY OR THE ACCURACY OF THE INFORMATION CONTAINED HEREIN, AND DOES NOT VALIDATE ANY ACT DONE IN VIOLATION OF APPLICABLE LAWS.

November 27, 2012

We are responsible for the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized any person to give you any other information, and we take no responsibility for any other information that others may give you. This document may only be used where it is legal to sell the MXN notes. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of MXN notes in any jurisdiction where the offer is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, América Móvil, S.A.B. de C.V. may from time to time offer debt securities.

As used in this prospectus, “América Móvil,” “we,” “our” and “us” refer to América Móvil, S.A.B. de C.V. and its consolidated subsidiaries, unless the context otherwise requires or unless otherwise specified.

This prospectus only provides a general description of the MXN notes. Each time we offer MXN notes, we will prepare a prospectus supplement containing specific information about the particular offering and the specific terms of the MXN notes. If any information in the prospectus supplement, including any changes in the terms of the MXN notes, is inconsistent with this prospectus, you should rely on the information in the prospectus supplement. We may also add, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus.

Before you invest in the MXN notes, you should read this prospectus, any related prospectus supplement and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

IMPORTANT CURRENCY INFORMATION

You are required to pay for the purchase of the MXN notes in Mexican pesos. The agents or the underwriters may, in their discretion and upon your request, arrange for the conversion of your payment in U.S. dollars or another currency into Mexican pesos in order to facilitate the purchase of the MXN notes. All conversions will be made by the agents or the underwriters at the applicable exchange rate quoted by them in their absolute discretion and on the terms that they may from time to time establish in accordance with their regular foreign exchange practice. You will be responsible for paying all commissions and fees for any currency conversion related to the purchase of the MXN notes.

We will make all payments on the MXN notes, including payments of interest and the payment of principal at maturity, in Mexican pesos. Consequently, investors with accounts that cannot accept payments on the MXN notes in Mexican pesos must determine how to convert these payments into U.S. dollars or another currency. Your financial institution may automatically convert payments from Mexican pesos into U.S. dollars or another currency if you do not arrange for account facilities denominated in Mexican pesos. You will be responsible for paying all commissions and fees for any currency conversion related to any payment on the MXN notes.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we operate or into which we may expand;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our most recent annual report on 20-F, which is incorporated in this prospectus by reference, any reports on Form 6-K that may be incorporated in this prospectus by reference or a prospectus supplement, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. See “Where You Can Find More Information” for information about how to obtain a copy of these documents. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

AMÉRICA MÓVIL

América Móvil provides telecommunications services in 18 countries. América Móvil is the largest provider of wireless communications services in Latin America, based on the number of subscribers, with the largest market share in Mexico and the third-largest market share in Brazil, in each case based on the number of subscribers. América Móvil also has major fixed-line operations in Mexico, Brazil and 12 other countries. As of September 30, 2012, América Móvil had 255.9 million wireless subscribers and 62.8 million fixed revenue generating units in the Americas.

América Móvil, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

RISK FACTORS

We have set forth risk factors in our most recent annual report on Form 20-F, which is incorporated by reference in this prospectus. We have also set forth below certain additional risk factors that relate specifically to the MXN notes. We may include further risk factors in more recent reports on Form 6-K incorporated in this prospectus by reference, or in a prospectus supplement. You should carefully consider all these risk factors in addition to the other information presented or incorporated by reference in this prospectus.

Risks Relating to the MXN Notes

Creditors of our subsidiaries will have priority over the holders of the MXN notes in claims to assets of our subsidiaries

Our MXN notes will be obligations of América Móvil and not any of our subsidiaries. We conduct substantially all of our business and hold substantially all of our assets through our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of MXN notes in claims to assets of our subsidiaries. Our ability to meet our obligations, including under the MXN notes, will depend, in significant part, on our receipt of cash dividends, advances and other payments from our subsidiaries.

All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”). Accordingly, the holders of those outstanding debt securities will have priority over the holders of the unguaranteed MXN notes offered by this prospectus with respect to claims to the assets of Telcel.

Our obligations under the MXN notes would be converted in the event of bankruptcy

Under Mexico’s Ley de Concursos Mercantiles (Law on Mercantile Reorganization), if we were declared bankrupt or in concurso mercantil (bankruptcy reorganization), our obligations under the MXN notes:

•	would be converted from Mexican pesos into inflation-adjusted units, or Unidades de Inversión;

•	would be satisfied at the time claims of all our creditors are satisfied;

•	would be subject to the outcome of, and priorities recognized in, the relevant proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account any depreciation of the Mexican peso against the U.S. dollar or other currency occurring after such declaration.

There may not be a liquid trading market

If an active market for our MXN notes does not develop, the price of the MXN notes and the ability of a holder of MXN notes to find a ready buyer will be adversely affected. As a result, we cannot assure you as to the liquidity of any trading market for the MXN notes.

Risks Relating to Mexican Pesos as Currency of Payments

There are risks inherent in investments in securities denominated and payable in Mexican pesos for an investor whose home currency is not Mexican pesos

You should consult your financial, legal and tax advisers as to the specific risks of investing in securities that are denominated and payable in a currency other than the currency of the country in which you are resident or in which you conduct your business. We refer to the currency of your home country as your “home currency.” For U.S. investors, the U.S. dollar would be the home currency. The MXN notes are not appropriate investments for investors who do not understand foreign currency exchange risks.

Any depreciation of the Mexican peso against your home currency will reduce the effective yield on the MXN notes in home currency terms, and the amount payable at maturity may be less than your investment in home country terms, resulting in a loss to you

Exchange rates between the Mexican peso and other currencies vary significantly from period to period. Historical exchange rates are not necessarily indicative of future changes in rates and should not be relied upon as indicative of future trends.

Exchange rates can be volatile and unpredictable. If the Mexican peso depreciates against your home currency, the effective yield on the MXN notes, measured in your home currency, will be less than the interest rate on the MXN notes, and the amount payable on the MXN notes at maturity may be less than your investment in home country terms, resulting in a loss to you. Depreciation of the Mexican peso against your home currency could also adversely affect the market value of the MXN notes.

Mexican governmental policy and other factors could adversely affect the exchange rate between the Mexican peso and your home currency, which could adversely affect your investment in the MXN notes

Mexican governmental policy or action could adversely affect the exchange rate between the Mexican peso and other currencies, which may, in turn, negatively affect the market value of the MXN notes as well as, in home currency terms, the yield on the MXN notes and the amount payable on the MXN notes at maturity. Thus, a special risk in purchasing the MXN notes is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the MXN notes in the event that the exchange rate between Mexican pesos and any other currency should become fixed. Nor will there be any offsetting adjustment or change in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Mexican peso.

Exchange rate movements are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the Mexican peso or other currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Mexico and elsewhere, including: (i) existing and expected rates of inflation; (ii) existing and expected interest rate levels; (iii) levels of interest rate and exchange rate volatility, which impact currency bid/offer spreads; (iv) balance of payments; and (v) the extent of governmental surpluses or deficits in Mexico and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Mexico and the United States and other countries important to international trade and finance. Fluctuations in the exchange rates between the Mexican peso and your home currency could affect the value of your interest and principal payments measured in your home currency as well as the value of the MXN notes in the secondary market.

Exchange controls could impair our ability to make payments or negatively affect payments on the MXN notes

The Mexican government currently does not restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into another currency or to transfer other currencies out of Mexico. However, the government could institute restrictive exchange rate policies or regulations which could result in depreciation of the Mexican peso against your home currency, resulting in a reduced yield to holders of the MXN notes, a possible loss on your investment in the MXN notes and a possible decline in the market value of the MXN notes. In addition, any restrictive exchange controls could impair our ability to make payments on the MXN notes in accordance with the terms of the MXN notes.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the MXN notes for general corporate purposes.

DESCRIPTION OF MXN NOTES

Unless otherwise specified in the applicable prospectus supplement, the MXN notes will be issued under a base indenture, dated as of June 28, 2012 (the “base indenture”), and supplemental indentures relating to particular series of MXN notes (collectively, the “indenture”). The indenture is an agreement among us, The Bank of New York Mellon, as trustee, and any other applicable party thereto.

The following section summarizes the material terms that are common to all series of MXN notes issued by América Móvil under the indenture, unless otherwise indicated in this section or in the prospectus supplement relating to a particular series of MXN notes. We will describe the particular terms of each series of MXN notes in a prospectus supplement to this prospectus.

Because this section is a summary, it does not describe every aspect of the MXN notes and the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including the definition of various terms used in the indenture. For example, we describe the meanings for only the more important terms that have been given special meanings in the indenture. We also include references in parentheses to some sections of the base indenture.

The indenture and the documents relating to each series of MXN notes will together contain the full legal text of the matters summarized in this section. We have filed a copy of the base indenture with the SEC as an exhibit to the registration statement of which this prospectus forms a part. We will file a copy of the supplemental indentures relating to particular series of MXN notes with the SEC. Upon request, we will provide you with a copy of the indenture. See “Where You Can Find More Information” for information concerning how to obtain a copy.

In this section, references to “we,” “us” and “our” are to América Móvil, S.A.B. de C.V. only and do not include our subsidiaries or affiliates. References to “holders” mean those who have MXN notes registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in MXN notes issued in book-entry form or in MXN notes registered in street name. Owners of beneficial interests in MXN notes should refer to “Form of MXN Notes, Clearing and Settlement.”

The MXN notes will be issued in one or more series. The following discussion of provisions of the MXN notes, including, among others, the discussion of provisions described under “—Optional Redemption,” “—Defaults, Remedies and Waiver of Defaults,” “—Modification and Waiver” and “—Defeasance,” applies to individual series of MXN notes.

General

Trustee

The trustee has the following two main roles:

•	First, the trustee can enforce your rights against us if we default in respect of the MXN notes. There are some limitations on the extent to which the trustee acts on your behalf, which we describe under “—Defaults, Remedies and Waiver of Defaults.”

•	Second, the trustee performs administrative duties for us, such as making interest payments and sending notices to holders of MXN notes.

Ranking of the MXN Notes

We are a holding company and our principal assets are shares that we hold in our subsidiaries. Our MXN notes will not be secured by any of our assets or properties. As a result, by owning the MXN notes, you will be one of our unsecured creditors. The MXN notes will not be subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the MXN notes would rank equally in right of payment with all our other unsecured and unsubordinated debt.

The MXN notes will not be guaranteed by any of our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors and bank and other lenders, will have priority over the holders of the MXN notes in claims to assets of our subsidiaries.

All of our outstanding debt securities that were issued in the Mexican and international markets through mid-September 2011 are unconditionally guaranteed by Telcel. Accordingly, the holders of those outstanding debt securities will have priority over the holders of the MXN notes with respect to claims to the assets of Telcel.

Stated Maturity and Maturity

The day on which the principal amount of the MXN notes is scheduled to become due is called the “stated maturity” of the principal. The principal may become due before the stated maturity by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the MXN notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Payments of Interest

The MXN notes will bear interest at a fixed or floating rate. If the MXN notes bear interest at a floating rate, the floating interest rate formula will be based on one or more base rates plus or minus a fixed amount or multiplied by a specified percentage.

Form and Denominations

The MXN notes will be issued only in registered form without coupons and in minimum denominations of Ps.2,000,000 principal amount and integral multiples of Ps.10,000 in excess thereof, unless otherwise specified in the applicable prospectus supplement. (Section 302)

Except in limited circumstances, the MXN notes will be issued in the form of global debt securities. See “Form of MXN Notes, Clearing and Settlement.”

Further Issues

Unless otherwise specified in the applicable prospectus supplement, we reserve the right, from time to time without the consent of holders of the MXN notes, to issue additional MXN notes on terms and conditions identical to those of the previously issued MXN notes of a series (except for issue date, issue price and the date from which interest will accrue and, if applicable, first be paid), which additional MXN notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the MXN notes of that series. (Section 203)

Payment Provisions

Payment of Purchase Price

You are required to pay for the purchase of MXN notes in Mexican pesos. The agents or the underwriters may, in their discretion and upon your request, arrange for the conversion of a payment in U.S. dollars or another currency into Mexican pesos in order to facilitate the purchase of MXN notes. All conversions will be made by the agents or the underwriters at the applicable exchange rate quoted by them in their absolute discretion and on the terms that they may from time to time establish in accordance with their regular foreign exchange practice. You will be responsible for paying all commissions and fees for any currency conversion related to the purchase of MXN notes.

Currency of Payments

We will pay principal, interest, additional interest and any other amounts due in respect of the MXN notes in Mexican pesos. Investors with accounts that cannot accept payments on the MXN notes in Mexican pesos must determine how to convert these payments into U.S. dollars or another currency. Your financial institution may automatically convert payments from Mexican pesos into U.S. dollars or another currency if you do not arrange for Mexican pesos denominated account facilities. You will be responsible for paying all commissions and fees related to any currency conversion with respect to any payment on the MXN notes.

Payments on MXN Notes

We will pay interest on the MXN notes on the interest payment dates stated in the applicable prospectus supplement and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date.

For interest due on MXN notes on an interest payment date, we will pay the interest to the holder in whose name the MXN notes are registered at the close of business on the regular record date relating to the interest payment date. For interest due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the MXN note. For principal due on MXN notes at maturity, we will pay the amount to the holder of the MXN notes against surrender of the MXN notes at the proper place of payment. (Section 306)

Unless otherwise specified in the applicable prospectus supplement, we will compute interest on MXN notes bearing interest at a fixed rate on the basis of the actual number of days during the relevant interest period and a 360-day year.

The regular record dates relating to the interest payment dates for any series of MXN notes will be set forth in the applicable prospectus supplement.

Payments on Global MXN Notes. For MXN notes issued in global form, we will make payments on the MXN notes in accordance with the applicable procedures of the depositary as in effect from time to time. (Section 1002) Under those procedures, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in a global MXN note. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated MXN Notes. For MXN notes issued in certificated form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at the holder’s address shown on the trustee’s records as of the close of business on the regular record date, and we will make all other payments by check to the paying agent described below, against surrender of the MXN note. All payments by check may be made in next-day funds, that is, funds that become available on the day after the check is cashed. If we issue MXN notes in certificated form, holders of MXN notes in certificated form will be able to receive payments of principal and interest on their MXN notes at the office of our paying agent maintained in New York City. (Sections 202 and 306)

Payment When Offices Are Closed

If any payment is due on a MXN note on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the MXN notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

“Business day” means any day that is (a) not Saturday, Sunday or any other day on which banking institutions in London, New York City or Mexico City generally are authorized or obligated by law, regulation or executive order to close and (b) a day on which banks and financial institutions in Mexico are open for business with the general public. (Section 101)

Paying Agents

If we issue MXN notes in certificated form, we may appoint one or more financial institutions to act as our paying agents, at whose designated offices the MXN notes may be surrendered for payment at their maturity. We may add, replace or terminate paying agents from time to time; provided that if any MXN notes are issued in certificated form, so long as such MXN notes are outstanding, we will maintain a paying agent in New York City. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as a paying agent. We must notify you of changes in the paying agents as described under “—Notices.”

Unclaimed Payments

All money paid by us to the trustee or any paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any paying agent or anyone else. (Section 1003)

Payment of Additional Interest

We are required by Mexican law to deduct Mexican withholding taxes from payments of interest to holders of MXN notes who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations.”

We will pay to holders of the MXN notes all additional interest that may be necessary so that every net payment of interest or principal or premium to the holder will not be less than the amount provided for in the MXN notes. By net payment, we mean the amount that we or our paying agent will pay the holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed or levied with respect to that payment by a Mexican taxing authority.

Our obligation to pay additional interest is, however, subject to several important exceptions. We will not pay additional interest to or on behalf of any holder or beneficial owner, or to the trustee, for or on account of any of the following:

•	any taxes, duties, assessments or other governmental charges imposed solely because at any time there is or was a connection between the holder and Mexico (other than the mere receipt of a payment or the ownership or holding of a MXN note);

•	any taxes, duties, assessments or other governmental charges imposed solely because the holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of the holder or any beneficial owner of the MXN note if compliance is required by law, regulation or by an applicable income tax treaty to which Mexico is a party, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and we have given the holders at least 30 calendar days’ notice prior to the first payment date with respect to which such certification, identification or reporting requirement is required to the effect that holders will be required to provide such information and identification;

•	any taxes, duties, assessments or other governmental charges with respect to a MXN note presented for payment more than 15 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holders of such MXN note would have been entitled to such additional interest on presenting such MXN note for payment on any date during such 15-day period;

•	any estate, inheritance, gift or other similar tax, assessment or other governmental charge imposed with respect to the MXN notes;

•	any tax, duty, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the MXN notes;

•	any payment on a MXN note to a holder that is a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the additional interest had the beneficiary, settlor, member or beneficial owner been the holder of such MXN note;

•	any taxes, duties, assessments or other governmental charges that are imposed on a payment to an individual and are required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any other directive implementing the conclusions of the ECOFIN Council meetings of November 26 and 27, 2000, December 13, 2001, and January 21, 2003, or any law or agreement implementing or complying with, or introduced in order to conform to, such a directive; and

•	any combination of the items in the bullet points above. (Section 1009)

The limitations on our obligations to pay additional interest described in the second bullet point above will not apply if the provision of information, documentation or other evidence described in the applicable bullet point would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a MXN note, taking into account any relevant differences between U.S. and Mexican law, regulation or administrative practice, than comparable information or other reporting requirements imposed under U.S. tax law (including the United States/Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice. (Section 1009(a))

Applicable Mexican regulations currently allow us to withhold at a reduced rate, provided that we comply with certain information reporting requirements. Accordingly, the limitations on our obligations to pay additional interest described in the second bullet point above also will not apply unless (a) the provision of the information, documentation or other evidence described in the applicable bullet point is expressly required by the applicable Mexican regulations, (b) we cannot obtain the information, documentation or other evidence necessary to comply with the applicable Mexican regulations on our own through reasonable diligence and (c) we otherwise would meet the requirements for application of the applicable Mexican regulations.

In addition, the limitation described in the second bullet point above does not require that any person, including any non-Mexican pension fund, retirement fund or financial institution, register with the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to establish eligibility for an exemption from, or a reduction of, Mexican withholding tax.

We will remit the full amount of any Mexican taxes withheld to the applicable Mexican taxing authorities in accordance with applicable law. We will also provide the trustee with documentation satisfactory to the trustee evidencing the payment of Mexican taxes in respect of which we have paid any additional interest. We will provide copies of such documentation to the holders of the MXN notes or the relevant paying agent upon request. (Section 1009(a))

In the event that additional interest actually paid with respect to the MXN notes pursuant to the preceding paragraphs is based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such MXN notes, and as a result thereof such holder is entitled to make a claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such MXN notes, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to us. However, by making such assignment, the holder makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto. (Section 1009(d))

Any reference in this prospectus, the base indenture, any applicable supplemental indenture or the MXN notes to principal, premium, if any, interest or any other amount payable in respect of the MXN notes by us will be deemed also to refer to any additional interest that may be payable with respect to that amount under the obligations referred to in this subsection. (Section 1009(e))

Optional Redemption

We will not be permitted to redeem the MXN notes before their stated maturity, except as set forth below. The MXN notes will not be entitled to the benefit of any sinking fund—meaning that we will not deposit money on a regular basis into any separate account to repay your MXN notes. In addition, you will not be entitled to require us to repurchase your MXN notes from you before the stated maturity. (Section 1101(a))

Optional Redemption

If so indicated in the applicable prospectus supplement, we will be entitled, at our option, to redeem some or all of the outstanding MXN notes of any series from time to time at the redemption price set forth in the applicable prospectus supplement. If the MXN notes of a series are redeemable only on or after a specified date or upon the satisfaction of additional conditions, the prospectus supplement will specify the date or describe the conditions. In each case we will also pay you accrued and unpaid interest, if any, through the redemption date. MXN notes will stop bearing interest on the redemption date, even if you do not collect your money. (Sections 301, 1101 and 1104)

Redemption for Taxation Reasons

If, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Mexico or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation or application of such laws, rules or regulations, which amendment to or change of such laws, rules or regulations becomes effective on or after the date on which the MXN notes of any series are issued, we would be obligated, after taking such measures as we may consider reasonable to avoid this requirement, to pay additional interest in excess of the additional interest attributable to a Mexican withholding tax rate of 4.9% with respect to the MXN notes of that series (see “—Payment of Additional Interest” and “Taxation—Mexican Tax Considerations”), then, at our option, all, but not less than all, of the MXN notes of that series may be redeemed at any time on giving not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the outstanding principal amount of the MXN notes being redeemed, plus accrued and unpaid interest, any premium applicable in the case of a redemption prior to maturity and any additional interest due thereon up to but not including the date of redemption; provided, however, that (1) no notice of redemption for tax reasons may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay such additional interest if a payment on the MXN notes of that series were then due and (2) at the time such notice of redemption is given such obligation to pay such additional interest remains in effect. (Section 1101(c))

Prior to the publication of any notice of redemption for taxation reasons, we will deliver to the trustee:

•	a certificate signed by one of our duly authorized representatives stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to our right of redemption for taxation reasons have occurred; and

•	an opinion of Mexican legal counsel (which may be our counsel) of recognized standing to the effect that we have or will become obligated to pay such additional interest as a result of such change or amendment. (Section 1101(d))

This notice, after it is delivered to the holders, will be irrevocable. (Section 1102)

Covenants

The following covenants will apply to us and certain of our subsidiaries for so long as any MXN note remains outstanding. These covenants restrict our ability and the ability of these subsidiaries to enter into certain transactions. However, these covenants do not limit our ability to incur indebtedness or require us to comply with financial ratios or to maintain specified levels of net worth or liquidity.

Limitation on Liens

We may not, and we may not allow any of our restricted subsidiaries to, create, incur, issue or assume any liens on our restricted property to secure debt where the debt secured by such liens, plus the aggregate amount of our attributable debt and that of our restricted subsidiaries in respect of sale and leaseback transactions, would exceed an amount equal to an aggregate of 15% of our Consolidated Net Tangible Assets unless we secure the MXN notes equally with, or prior to, the debt secured by such liens. This restriction will not, however, apply to the following:

•	liens on restricted property acquired and existing on the date the property was acquired or arising after such acquisition pursuant to contractual commitments entered into prior to such acquisition;

•	liens on any restricted property securing debt incurred or assumed for the purpose of financing its purchase price or the cost of its construction, improvement or repair; provided that such lien attaches to the restricted property within 12 months of its acquisition or the completion of its construction, improvement or repair and does not attach to any other restricted property;

•	liens existing on any restricted property of any restricted subsidiary prior to the time that the restricted subsidiary became a subsidiary of ours or liens arising after that time under contractual commitments entered into prior to and not in contemplation of that event;

•	liens on any restricted property securing debt owed by a subsidiary of ours to us or to another of our subsidiaries; and

•	liens arising out of the refinancing, extension, renewal or refunding of any debt described above, provided that the aggregate principal amount of such debt is not increased and such lien does not extend to any additional restricted property. (Section 1006)

“Consolidated Net Tangible Assets” means total consolidated assets less (1) all current liabilities, (2) all goodwill, (3) all trade names, trademarks, patents and other intellectual property assets and (4) all licenses, each as set forth on our most recent consolidated balance sheet and computed in accordance with International Financial Reporting Standards (“IFRS”). (Section 101)

“Restricted property” means (1) any exchange and transmission equipment, switches, cellular base stations, microcells, local links, repeaters and related facilities, whether owned as of the date of the indenture or acquired after that date, used in connection with the provision of telecommunications services in Mexico, including any land, buildings, structures and other equipment or fixtures that constitute any such facility, owned by us or our restricted subsidiaries and (2) any share of capital stock of any restricted subsidiary. (Section 101)

“Restricted subsidiaries” means our subsidiaries that own restricted property. (Section 101)

Limitation on Sales and Leasebacks

We may not, and we may not allow any of our restricted subsidiaries to, enter into any sale and leaseback transaction without effectively providing that the MXN notes will be secured equally and ratably with or prior to the sale and leaseback transaction, unless:

•	the aggregate principal amount of all debt then outstanding that is secured by any lien on any restricted property that does not ratably secure the MXN notes (excluding any secured indebtedness permitted under “—Limitation on Liens”) plus the aggregate amount of our attributable debt and the attributable debt of our restricted subsidiaries in respect of sale and leaseback transactions then outstanding (other than any sale and leaseback transaction permitted under the following bullet point) would not exceed an amount equal to 15% of our Consolidated Net Tangible Assets; or

•	we or one of our restricted subsidiaries, within 12 months of the sale and leaseback transaction, retire an amount of our secured debt which is not subordinate to the MXN notes in an amount equal to the greater of (1) the net proceeds of the sale or transfer of the property or other assets that are the subject of the sale and leaseback transaction and (2) the fair market value of the restricted property leased. (Section 1008)

“Sale and leaseback transaction” means an arrangement between us or one of our restricted subsidiaries and a bank, insurance company or other lender or investor where we or our restricted subsidiary leases a restricted property for an initial term of three years or more that was or will be sold by us or our restricted subsidiary to that lender or investor for a sale price of U.S.$1 million (or its equivalent in other currencies) or more. (Section 101)

“Attributable debt” means, with respect to any sale and leaseback transaction, the lesser of (1) the fair market value of the asset subject to such transaction and (2) the present value, discounted at a rate per annum equal to the discount rate of a capital lease obligation with a like term in accordance with IFRS, of the obligations of the lessee for net rental payments (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments and similar charges and contingent rents) during the term of the lease. (Section 101)

Limitation on Sale of Capital Stock of Telcel

We may not, and we may not allow any of our subsidiaries to, sell, transfer or otherwise dispose of any shares of capital stock of Telcel if following such sale, transfer or disposition we would own, directly or indirectly, less than (1) 50% of the voting power of all of the shares of capital stock of Telcel and (2) 50% of all of the shares of capital stock of Telcel. (Section 1007)

Provision of Information

We will furnish the trustee with copies of our annual report and the information, documents and other reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including our annual reports on Form 20-F and reports on Form 6-K, within 15 days after we file them with the SEC. In addition, we will make the same information, documents and other reports available, at our expense, to holders who so request in writing. (Section 1005)

In the event that, in the future, we are not required to file such information, documents or other reports pursuant to Section 13 or 15(d) of the Exchange Act, we will furnish on a reasonably prompt basis to the trustee and holders who so request in writing, substantially the same financial and other information that we would be required to include and file in an annual report on Form 20-F and reports on Form 6-K. (Section 1005)

If we become aware that a default or event of default or an event that with notice or the lapse of time would be an event of default has occurred and is continuing, as the case may be, we will deliver a certificate to the trustee describing the details thereof and the action we are taking or propose to take. (Section 1004)

Merger, Consolidation or Sale of Assets

We may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of our assets and properties and may not permit any person to consolidate with or merge into us, unless all of the following conditions are met:

•	if we are not the successor person in the transaction, the successor is organized and validly existing under the laws of Mexico or the United States or any political subdivision thereof and expressly assumes our obligations under the MXN notes or the indenture;

•	immediately after the transaction, no default under the MXN notes has occurred and is continuing. For this purpose, “default under the MXN notes” means an event of default or an event that would be an event of default with respect to the MXN notes if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. See “—Defaults, Remedies and Waiver of Defaults”; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating, among other things, that the transaction complies with the indenture. (Section 801)

If the conditions described above are satisfied, we will not have to obtain the approval of the holders in order to merge or consolidate or to sell or otherwise dispose of our properties and assets substantially as an entirety. In addition, these conditions will apply only if we wish to merge into or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets and properties. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another person, any transaction that involves a change of control of our company, but in which we do not merge or consolidate, and any transaction in which we sell or otherwise dispose of less than substantially all our assets.

Defaults, Remedies and Waiver of Defaults

You will have special rights if an event of default with respect to the MXN notes you hold occurs and is not cured, as described below.

Events of Default

Each of the following will be an “event of default” with respect to the MXN notes of any series:

•	we fail to pay interest on any MXN note of that series within 30 days after its due date;

•	we fail to pay the principal or premium, if any, of any MXN note of that series on its due date;

•	we remain in breach of any covenant in the indenture for the benefit of holders of the MXN notes of that series for 60 days after we receive a notice of default (sent by the trustee or the holders of not less than 25% in principal amount of the MXN notes of that series) stating that we are in breach;

•	we or Telcel experience a default or event of default under any instrument relating to debt having an aggregate principal amount exceeding U.S.$50 million (or its equivalent in other currencies) that constitutes a failure to pay principal or interest when due or results in the acceleration of the debt prior to its maturity;

•	a final judgment is rendered against us or Telcel in an aggregate amount in excess of U.S.$50 million (or its equivalent in other currencies) that is not discharged or bonded in full within 30 days; or

•	we or Telcel file for bankruptcy, or other events of bankruptcy, insolvency or reorganization or similar proceedings occur relating to us or Telcel.

Remedies Upon Event of Default

If an event of default with respect to the MXN notes of any series occurs and is not cured or waived, the trustee, at the written request of holders of not less than 25% in principal amount of the MXN notes of that series, may declare the entire principal amount of all the MXN notes of that series to be due and payable immediately, and upon any such declaration the principal, any accrued interest and any additional interest shall become due and payable. If, however, an event of default occurs because of a bankruptcy, insolvency or reorganization relating to us or Telcel, the entire principal amount of all the MXN notes of that series and any accrued interest and any additional interest will be automatically accelerated, without any action by the trustee or any holder and any principal, interest or additional interest will become immediately due and payable. (Section 502)

Each of the situations described in the preceding paragraph is called an acceleration of the maturity of the MXN notes. If the maturity of the MXN notes of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the MXN notes of that series may cancel the acceleration for all the MXN notes of that series, provided that all amounts then due (other than amounts due solely because of such acceleration) have been paid and all other defaults with respect to the MXN notes of that series have been cured or waived. (Section 502)

If any event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use under the circumstances in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection, known as an indemnity, from expenses and liability. If the trustee receives an indemnity that is reasonably satisfactory to it, the holders of a majority in principal amount of the MXN notes of any series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the MXN notes of that series. (Sections 512 and 603(e))

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the MXN notes of any series, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and the event of default has not been cured or waived;

•	the holders of not less than 25% in principal amount of the MXN notes of that series must make a written request that the trustee take action with respect to the MXN notes of that series because of the default and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•	during those 60 days, the holders of a majority in principal amount of the MXN notes of that series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the MXN notes of that series. (Section 507)

You will be entitled, however, at any time to bring a lawsuit for the payment of money due on your MXN notes on or after its due date. (Section 508)

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the MXN notes of any series may waive a past default for all the MXN notes of that series. If this happens, the default will be treated as if it had been cured. No one can waive a payment default on any MXN note, however, without the approval of the particular holder of that MXN note. (Section 513)

Modification and Waiver

There are three types of changes we can make to the indenture and the outstanding MXN notes under the indenture.

Changes Requiring Each Holder’s Approval

The following changes cannot be made without the approval of each holder of an outstanding MXN note affected by the change:

•	a change in the stated maturity of any principal or interest payment on a MXN note;

•	a reduction in the principal amount, the interest rate or the redemption price for a MXN note;

•	a change in the obligation to pay additional interest;

•	a change in the currency of any payment on a MXN note other than as permitted by the MXN note;

•	a change in the place of any payment on a MXN note;

•	an impairment of the holder’s right to sue for payment of any amount due on its MXN note;

•	a reduction in the percentage in principal amount of the MXN notes of any series needed to change the indenture or the outstanding MXN notes of such series under the indenture; and

•	a reduction in the percentage in principal amount of the MXN notes of any series needed to waive our compliance with the indenture or to waive defaults. (Section 902)

Changes Not Requiring Approval

Some changes will not require the approval of holders of MXN notes. These changes are limited to specific kinds of changes, like the addition of covenants, events of default or security, and other clarifications and changes that would not adversely affect the holders of outstanding MXN notes under the indenture in any material respect. (Section 901)

Changes Requiring Majority Approval

Any other change to the indenture or the MXN notes of any series will be required to be approved by the holders of a majority in principal amount of the MXN notes of the series affected by the change or waiver. The required approval must be given by written consent. (Section 902)

The same majority approval will be required for us to obtain a waiver of any of our covenants in the indenture. Our covenants include the promises we make about merging and creating liens on our interests, which we describe under “—Merger, Consolidation or Sale of Assets” and “—Covenants.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular MXN note or the indenture, as it affects that MXN note, that we cannot change without the approval of the holder of that MXN note as described under in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver. (Section 1011)

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the MXN notes or request a waiver.

Defeasance

We may, at our option, elect to terminate (1) all of our obligations with respect to the MXN notes of any series (“legal defeasance”), except for certain obligations, including those regarding any trust established for defeasance and obligations relating to the transfer and exchange of the MXN notes, the replacement of mutilated, destroyed, lost or stolen MXN notes and the maintenance of agencies with respect to the MXN notes (Sections 1201 and 1202) or (2) our obligations under the covenants in the indenture, so that any failure to comply with such obligations will not constitute an event of default (“covenant defeasance”) in respect of the MXN notes of that series (Sections 1201 and 1203). In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee Mexican pesos, government obligations of the Mexican government, Mexican governmental agency or Mexican central bank or any combination thereof, in such amounts as will be sufficient to pay the principal, premium, if any, and interest (including additional interest) in respect of the outstanding MXN notes of the affected series on the maturity date, and comply with certain other conditions, including, without limitation, the delivery of opinions of counsel as to specified tax and other matters. (Sections 1201, 1204 and 1205)

If we elect either legal defeasance or covenant defeasance with respect to any MXN note of any series, we must so elect it with respect to all of the MXN notes of that series. (Section 1201)

Special Rules for Actions by Holders

When holders take any action under the indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules.

Only Outstanding MXN notes are Eligible for Action by Holders

Only holders of outstanding MXN notes will be eligible to vote or participate in any action by holders. In addition, we will count only outstanding MXN notes in determining whether the various percentage requirements for voting or taking action have been met. For these purposes, a MXN note will not be “outstanding” if it has been surrendered for cancellation or if we have deposited or set aside, in trust for its holder, money for its payment or redemption. (Section 101)

Determining Record Dates for Action by Holders

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture. In some limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global MXN note may be set in accordance with procedures established by the depositary from time to time. (Section 104)

Transfer Agents

We may appoint one or more transfer agents, at whose designated offices any MXN notes in certificated form may be transferred or exchanged and also surrendered before payment is made at maturity. Initially, we have appointed the trustee, at its corporate trust office in New York City, as transfer agent. We may also choose to act as our own transfer agent. We must notify you of changes in the transfer agent as described under “—Notices.” If we issue MXN notes in certificated form, holders of MXN notes in certificated form will be able to transfer their MXN notes, in whole or in part, by surrendering the MXN notes, with a duly completed form of transfer, for registration of transfer at the office of our transfer agent in New York City. We will not charge any fee for the registration or transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer. (Sections 304 and 1002)

Notices

As long as we issue MXN notes in global form, notices to be given to holders will be given to Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), in accordance with their applicable policies as in effect from time to time. If we issue MXN notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. (Section 106)

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder. (Section 106)

Governing Law

The indenture and the MXN notes will be governed by, and construed in accordance with, the laws of the State of New York, United States of America. (Section 113)

Submission to Jurisdiction

In connection with any legal action or proceeding arising out of or relating to the MXN notes or the indenture (subject to the exceptions described below), we have:

•	submitted to the jurisdiction of any U.S. federal or New York state court in the Borough of Manhattan, The City of New York, and any appellate court thereof;

•	agreed that all claims in respect of such legal action or proceeding may be heard and determined in such U.S. federal or New York state court and waived, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of our place of residence or domicile; and

•	appointed CT Corporation System, with an office at 111 Eighth Avenue, New York, New York 10011, United States of America, as process agent.

The process agent will receive, on our behalf, service of copies of the summons and complaint and any other process which may be served in any such legal action or proceeding brought in such New York state or U.S. federal court sitting in New York City. Service may be made by mailing or delivering a copy of such process to us at the address specified above for the process agent. (Section 115)

A final judgment in any of the above legal actions or proceedings will be conclusive and may be enforced in other jurisdictions, in each case, to the extent permitted under the applicable laws of such jurisdiction.

In addition to the foregoing, the holders may serve legal process in any other manner permitted by applicable law. The above provisions do not limit the right of any holder to bring any action or proceeding against us or our properties in other courts where jurisdiction is independently established. (Section 115)

To the extent that we have or hereafter may acquire or have attributed to us any sovereign or other immunity under any law, we have agreed to waive, to the fullest extent permitted by law, such immunity from jurisdiction or to service of process in respect of any legal suit, action or proceeding arising out of or relating to the indenture or the MXN notes. (Section 115)

Currency Indemnity

Our obligations under the MXN notes will be discharged only to the extent that the relevant holder is able to purchase Mexican pesos with any other currency paid to that holder in accordance with any judgment or otherwise. If the holder cannot purchase Mexican pesos in the amount originally to be paid, we have agreed to pay the difference. The holder, however, agrees that, if the amount of Mexican pesos purchased exceeds the amount originally to be paid to such holder, the holder will reimburse the excess to us. The holder will not be obligated to make this reimbursement if we are in default of our obligations under the MXN notes. (Section 1010)

Our Relationship with the Trustee

The Bank of New York Mellon is initially serving as the trustee for the MXN notes. The Bank of New York Mellon or its affiliates may have other business relationships with us from time to time.

FORM OF MXN NOTES, CLEARING AND SETTLEMENT

Unless otherwise specified in the applicable prospectus supplement, the following information relates to the form, clearing and settlement of the MXN notes.

We will issue the MXN notes as one or more global securities registered in the name of a common depositary for Clearstream and Euroclear. Investors may hold book-entry interests in the global securities through organizations that participate, directly or indirectly, in Clearstream and/or Euroclear. Book-entry interests in the MXN notes and all transfers relating to the MXN notes will be reflected in the book-entry records of Clearstream and Euroclear.

Holders of MXN notes may own beneficial interests in the global security through the facilities of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), which is a participant in each of Clearstream and Euroclear. Indeval is a privately owned securities depositary that is authorized and acts as a clearinghouse, depositary and central custodian for securities in Mexico. As such, Indeval provides settlement and transfer services and is the registration agent for Mexican securities transactions, eliminating the need for physical transfer of securities. Holders who own beneficial interests in the MXN notes through Indeval may be required to certify as to their residency in accordance with the procedures of Indeval.

The distribution of the MXN notes will be carried through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the MXN notes will take place through participants in Clearstream and Euroclear and will settle in same-day funds. Owners of book-entry interests in the MXN notes will receive payments relating to their MXN notes in Mexican pesos. Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. We do not supervise these systems in any way.

Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

Except as provided below, owners of beneficial interest in the MXN notes will not be entitled to have the MXN notes registered in their names, will not receive or be entitled to receive physical delivery of the MXN notes in definitive form and will not be considered the owners or holders of the MXN notes under the indenture governing the MXN notes, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a MXN notes must rely on the procedures of the Clearstream and Euroclear and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of MXN notes.

This description of the clearing systems reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Clearstream and Euroclear

Clearstream has advised that: it is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the supervision of the financial sector (Commission de surveillance du secteur financier); it holds securities for its customers and facilitates the clearance and settlement of securities transactions among them, and does so through electronic book-entry transfers between the accounts of its customers, thereby eliminating the need for physical movement of certificates; it provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities; it interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships; its customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries; its U.S. customers are limited to securities brokers and dealers and banks; and indirect access to the Clearstream system is also available to others that clear through Clearstream customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear has advised that: it is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financiére) and the National Bank of Belgium (Banque Nationale de Belgique); it holds securities for its participants and facilitates the clearance and settlement of securities transactions among them; it does so through simultaneous electronic book-entry delivery against payments, thereby eliminating the need for physical movement of certificates; it provides other services to its participants, including credit, custody, lending and borrowing of securities and tri-party collateral management; it interfaces with the domestic markets of several countries; its customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and certain other professional financial intermediaries; indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers; and all securities in Euroclear are held on a fungible basis, which means that specific certificates are not matched to specific securities clearance accounts.

Clearance and Settlement Procedures

We understand that investors that will hold their MXN notes through Clearstream or Euroclear accounts will follow the settlement procedures that are applicable to securities in registered form. MXN notes will be credited to the securities custody accounts of Clearstream and Euroclear participants on the business day following the settlement date for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading will be settled using procedures applicable to securities in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the MXN notes through Clearstream and Euroclear on business days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States or Mexico.

In addition, because of time zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States or Mexico. U.S. and Mexican investors who wish to transfer their interests in the MXN notes, or to make or receive a payment or delivery of the MXN notes on a particular day may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

Clearstream or Euroclear will credit payments to the cash accounts of participants in Clearstream or Euroclear in accordance with the relevant systemic rules and procedures, to the extent received by its depositary.

Clearstream or Euroclear, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the MXN notes among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Same-Day Settlement and Payment

The underwriters will settle the MXN notes in immediately available funds. We will make all payments of principal and interest on the MXN notes in immediately available funds. Secondary market trading between participants in Clearstream and Euroclear will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to securities in immediately available funds. See “—Clearstream and Euroclear.”

Certificated MXN Notes

We will issue MXN notes to you in certificated registered form only if:

•	Clearstream or Euroclear is no longer willing or able to discharge its responsibilities properly, and neither the trustee nor we have appointed a qualified successor within 90 days; or

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated MXN notes; or

•	certain other events provided in the indenture should occur, including the occurrence and continuance of an event of default with respect to the MXN notes.

If any of these three events occurs, the trustee will reissue the MXN notes in fully certificated registered form and will recognize the registered holders of the certificated MXN notes as holders under the indenture.

In the event that we issue certificated securities under the limited circumstances described above, then holders of certificated securities may transfer their MXN notes in whole or in part upon the surrender of the certificate to be transferred, together with a completed and executed assignment form endorsed on the definitive MXN note, at the offices of the transfer agent in New York City. Copies of this assignment form may be obtained at the offices of the transfer agent in New York City. Each time that we transfer or exchange a new MXN note in certificated form for another MXN note in certificated form, and after the transfer agent receives a completed assignment form, we will make available for delivery the new definitive MXN note at the offices of the transfer agent in New York City. Alternatively, at the option of the person requesting the transfer or exchange, we will mail, at that person’s risk, the new definitive MXN note to the address of that person that is specified in the assignment form. In addition, if we issue MXN notes in certificated form, then we will make payments of principal of, interest on and any other amounts payable under the MXN notes to holders in whose names the MXN notes in certificated form are registered at the close of business on the record date for these payments. If the MXN notes are issued in certificated form, we will make payments of principal and any redemption payments against the surrender of these certificated MXN notes at the offices of the paying agent in New York City.

Unless and until we issue the MXN notes in fully-certificated, registered form,

•	you will not be entitled to receive a certificate representing our interest in the MXN notes;

•	all references in this prospectus or any prospectus supplement to actions by holders will refer to actions taken by a depositary upon instructions from their direct participants; and

•	all references in this prospectus or in any prospectus supplement to payments and notices to holders will refer to payments and notices to the depositary as the registered holder of the MXN notes, for distribution to you in accordance with its policies and procedures.

TAXATION

The following summary of certain Mexican federal and U.S. federal income tax considerations contains a description of the principal Mexican federal and U.S. federal income tax consequences of the purchase, ownership and disposition of the MXN notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the MXN notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico, or U.S. federal taxes other than income taxes.

This summary is based on the tax laws of Mexico and the United States as in effect on the date of this prospectus (including the tax treaty described below), as well as on rules and regulations of Mexico and regulations, rulings and decisions of the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Prospective purchasers of MXN notes should consult their own tax advisors as to the Mexican, United States or other tax consequences of the purchase, ownership and disposition of the MXN notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Ley del Impuesto sobre la Renta (the “Mexican Income Tax Law”) and rules and regulations thereunder, as currently in effect, of the purchase, ownership and disposition of the MXN notes by a holder that is not a resident of Mexico and that will not hold MXN notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).

For purposes of Mexican taxation, tax residency is a highly technical definition that involves the application of a number of factors. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, and a corporation is considered a resident if it has established its principal place of business management or its effective seat of business management in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

U.S./Mexico and Other Tax Treaties

The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (collectively, with subsequent Protocols thereto, referred to as the “tax treaty”). Provisions of the tax treaty that may affect the taxation of certain United States holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payments of interest on the MXN notes may be subject. Prospective purchasers of MXN notes should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Payments of Interest, Principal and Premium in Respect of MXN Notes

Under the Mexican Income Tax Law, payments of interest we make in respect of the MXN notes (including payments of principal in excess of the issue price of such MXN notes, which, under Mexican law, are deemed to be interest) to a foreign holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the MXN notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the CNBV has been notified of the issuance of the MXN notes pursuant to the Mexican Income Tax Law and Article 7 of the

Mexican Securities Market Law (Ley del Mercado de Valores) and its regulations, and (3) the information requirements specified in the general rules of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público or the “SHCP”) are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%. We believe that because the conditions described in (1) through (3) above will be satisfied, the applicable withholding tax rate will be 4.9%.

A higher income tax withholding rate will be applicable when a party related to us, jointly or individually, directly or indirectly, is the effective beneficiary of more than 5% of the aggregate amount of payments treated as interest on the MXN notes, as set forth in Mexican Income Tax Law.

Payments of interest we make with respect to the MXN notes to a non-Mexican pension or retirement fund will be generally exempt from Mexican withholding taxes, provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin, (3) the relevant interest income is exempt from taxation in such country, and (4) the fund is duly registered with the SHCP.

We have agreed, subject to specified exceptions and limitations, to pay additional interest to the holders of MXN notes in respect of the Mexican withholding taxes mentioned above. If we pay additional interest in respect of such Mexican withholding taxes, any refunds of such additional interest will be for our account. See “Description of MXN Notes—Payment of Additional Interest.”

Holders or beneficial owners of MXN notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional interest may be limited as set forth under “Description of MXN Notes—Payment of Additional Interest.”

Under the Mexican Income Tax Law, payments of principal we make to a foreign holder of MXN notes will not be subject to any Mexican withholding or similar taxes.

Taxation of Disposition of MXN Notes

The application of Mexican tax law provisions to capital gains realized on the disposition of MXN notes by foreign holders is unclear. We expect that no Mexican tax will be imposed on transfers of MXN notes between foreign holders effected outside of Mexico.

Other Mexican Taxes

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of MXN notes. There are no Mexican stamp, issue registration or similar taxes payable by a foreign holder with respect to MXN notes.

U.S. Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax considerations that may be relevant to a beneficial owner of MXN notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the MXN notes (a “U.S. holder”) and certain U.S. federal income tax considerations that may be relevant to a beneficial owner of MXN notes (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder (a “non-U.S. holder”). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in MXN notes.

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. In addition, except where noted, this summary deals only with investors that are U.S. holders who acquire the MXN notes in the United States as part of the initial offering of the MXN notes of that series, who will own the MXN notes as capital assets, and whose functional currency is the U.S. dollar. It does not address U.S. federal income tax considerations applicable to investors who may be subject to special tax rules, such as banks, financial institutions, partnerships (or entities treated as a partnership for U.S. federal income tax purposes) or partners therein, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, dealers in securities or currencies, certain short-term holders of MXN notes, or persons that hedge their exposure in the MXN notes or will hold MXN notes as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction. U.S. holders should be aware that the U.S. federal income tax consequences of holding the MXN notes may be materially different for investors described in the prior sentence. This discussion also does not address all of the tax considerations that may be relevant to particular issuances of MXN notes, such as MXN notes offered at a price less or more than their stated principal amount. For information regarding any such special tax considerations relevant to particular issuances, you should read the applicable prospectus supplement.

Payments of Interest and Additional Interest

Payments of the gross amount of interest and additional interest (as defined in “Description of MXN Notes—Payment of Additional Interest”), i.e., including amounts withheld in respect of Mexican withholding taxes, with respect to an MXN note will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s regular method of tax accounting. Thus, cash method U.S. holders will report interest on the MXN note when it is received or unconditionally made available for receipt, and accrual method U.S. holders will report stated interest as it accrues. The amount of interest income realized by a cash method U.S. holder will be the U.S. dollar value of the Mexican peso payment based on the exchange rate in effect on the date of receipt, regardless of whether the payment in fact is converted into U.S. dollars. A cash method U.S. holder will not recognize foreign currency gain or loss with respect to the receipt of such payment, but may have foreign currency gain or loss attributable to the actual disposition of the foreign currency so received. An accrual method U.S. holder will accrue interest income on an MXN note in Mexican pesos and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the U.S. holder’s taxable year), or, at the accrual method U.S. holder’s election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A U.S. holder that makes such an election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the U.S. Internal Revenue Service (the “IRS”). An accrual method U.S. holder will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to an MXN note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, and will not be treated as an adjustment to interest income received on an MXN note. Foreign currency gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss.

The Mexican withholding tax that is imposed on interest will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under the Code, for credit against a U.S. holder’s federal income tax liability or, at the U.S. holder’s election, for deduction in computing the holder’s taxable income (provided that the U.S. holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). Interest and additional interest paid on the MXN notes generally will constitute foreign source passive category income.

The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules (including, in the case of foreign tax credits, relating to a minimum holding period) that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional interest.

Sale or Other Taxable Disposition of MXN Notes

A U.S. holder generally will recognize gain or loss on the sale or other taxable disposition of the MXN notes in an amount equal to the difference between (i) the amount realized on such sale or other taxable disposition (other than amounts attributable to accrued but unpaid interest, including any additional interest thereon, which will be taxable as ordinary income to the extent not previously included in income) and (ii) the U.S. holder’s adjusted tax basis in the MXN notes. A U.S. holder’s adjusted tax basis in an MXN note generally will be the U.S. dollar value of the purchase price for that MXN note on the date of purchase. If a U.S. holder receives Mexican pesos in exchange for MXN notes, the amount realized generally will be the U.S. dollar value of the Mexican pesos received, calculated at the exchange rate in effect on the date the MXN notes are sold or otherwise disposed of. If the MXN notes are traded on an established securities market, however, a cash method U.S. holder (and, if it so elects, an accrual method U.S. holder) will determine its adjusted basis in, or amount realized on, an MXN note by translating the amount paid or received at the spot rate of exchange on the settlement date of the purchase or disposition of the MXN note, respectively. Except as described below with respect to foreign currency gain or loss, gain or loss realized by a U.S. holder on such sale or other taxable disposition generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the MXN notes have been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Gain or loss realized by a U.S. holder on the sale or other taxable disposition of an MXN note generally will be treated as foreign currency gain or loss taxable as ordinary income to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such MXN note. For these purposes, the amount of foreign currency gain or loss recognized will be equal to the difference between (i) the U.S. dollar value of the principal amount of the MXN note determined on the date of the sale or other taxable disposition of the note and (ii) the U.S. dollar value of the principal amount of the MXN note determined on the date the U.S. holder purchased the note. In addition, upon the sale or other taxable disposition of an MXN note, an accrual method U.S. holder may realize foreign currency gain or loss attributable to amounts received in respect of accrued and unpaid interest. The amount of foreign currency gain or loss realized with respect to principal and accrued interest will, however, be limited to the amount of overall gain or loss realized on the sale or other taxable disposition of the note.

Gain or loss (including foreign currency gain or loss) recognized by a U.S. holder on the sale or other taxable disposition of the MXN notes generally will be U.S.-source gain or loss. Consequently, if any such gain would be subject to Mexican income tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. U.S. holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the MXN notes.

Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on interest received on the MXN notes or on gain realized on the sale or other taxable disposition of MXN notes unless in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met.

Information Reporting and Backup Withholding

Payments on the MXN notes, and proceeds of the sale or other disposition of the MXN notes, that are paid within the United States or through certain U.S.-related financial intermediaries to a U.S. holder generally are subject to information reporting and backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient and demonstrates this fact when so required or (ii) in the case of backup withholding, the U.S. holder provides an accurate taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Although non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certification procedures to prove entitlement to this exemption.

PLAN OF DISTRIBUTION

At the time of offering any MXN notes, we will supplement the following summary of the plan of distribution with a description of the offering, including the particular terms and conditions thereof, set forth in a prospectus supplement.

We may sell MXN notes in any of three ways: (1) through underwriters or dealers; (2) directly to one or a limited number of institutional purchasers; or (3) through agents. We may also concurrently offer MXN notes in Mexico through Mexican underwriters, dealers or agents. Each prospectus supplement with respect to a series of MXN notes will set forth the terms of the offering of such MXN notes, including the name or names of any underwriters or agents, the offering price and the net proceeds to us, any underwriting discounts, commissions or other items constituting underwriters’ or agents’ compensation, any discount or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such MXN notes may be listed.

If underwriters are used in the sale, the MXN notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We may offer the MXN notes to the public either through underwriting syndicates of investment banking firms represented by managing underwriters, or directly through one or more such investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the MXN notes will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the MXN notes offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell MXN notes either directly to one or more institutional purchasers, or through agents designated by us from time to time. Any agent involved in the offer or sale of the MXN notes will be named, and any commissions payable by us to such agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

If indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the MXN notes from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Institutions with which such contracts may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all such cases we must approve such institutions. Such contracts will be subject only to those conditions set forth in such prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may engage in transactions with us or perform services for us in the ordinary course of business.

In compliance with guidelines of the Financial Industry Regulatory Authority (“FINRA”), the maximum amount of underwriting compensation, including underwriting commissions or discounts, to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the MXN notes offered pursuant to this prospectus; however, it is anticipated that the maximum underwriting compensation to be received in any particular offering of MXN notes will be significantly less than this amount.

EXPERTS

The consolidated financial statements of América Móvil, S.A.B. de C.V. appearing in its annual report on Form 20-F for the year ended December 31, 2011, and the effectiveness of América Móvil, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2011, have been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

VALIDITY OF MXN NOTES

Unless otherwise specified in the applicable prospectus supplement, Cleary Gottlieb Steen & Hamilton LLP will provide an opinion regarding the validity of the MXN notes under New York law, and Bufete Robles Miaja, S.C. will provide an opinion regarding the authorization of the MXN notes under Mexican law.

Mr. Rafael Robles Miaja, our Corporate Pro-Secretary and formerly our Corporate Secretary and member of our Board of Directors, is a partner at the firm Bufete Robles Miaja, S.C.

ENFORCEABILITY OF CIVIL LIABILITIES

América Móvil is a corporation organized under the laws of Mexico, with its principal places of business (domicilio social) in Mexico City. In addition, most of our directors, officers and controlling persons, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of Bufete Robles Miaja, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement, including exhibits, which we have filed with the SEC on Form F-3 under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede earlier information filed with the SEC or included in this prospectus or a prospectus supplement. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012 (SEC File No. 001-16269);

•	our report on Form 6-K, filed with the SEC on November 27, 2012 (SEC File No. 001-16269), containing a discussion of our results of operations for the nine months ended September 30, 2012 and 2011 and of our financial condition as of September 30, 2012;

•	our report on Form 6-K, filed with the SEC on November 27, 2012 (SEC File No. 001-16269), containing our unaudited interim condensed consolidated financial statements as of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011;

•	any future annual reports on Form 20-F filed with the SEC under the Exchange Act, after the date of this prospectus and prior to the termination of the offering of the MXN notes; and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the offering of MXN notes offered by this prospectus that are identified in such reports as being incorporated by reference in our Registration Statement on Form F-3.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing or telephoning us at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449.